UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 20, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart Mackenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: March 20, 2008

Creating a diversified, global gold producer
Merger of LGL with Equigold NL
20 March 2008

Forward looking statements
This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”) or Equigold NL (“EQI”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this document include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission. See also EQI’s most recent annual report. Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved. The potential quantity and grade of any potential mineral deposits (or LGL or EQI) is conceptual in nature with insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource. The foregoing material is only general background information about LGL and EQI’s activities as of the date of the document. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this document includes certain un-audited non-GAAP measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL and EQI’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL and EQI’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL and EQI. This information differs from measures of performance deter mined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. This document is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. EQI’s most recent updated reserves and resources statement is available in its 2007 Annual Report available from its website at www.equigold.com.au. Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (http://www.sedar.com).

Merger presentation
Ross Garnaut Chairman, LGL
Nick Giorgetta Executive Chairman, Equigold NL
Arthur Hood Chief Executive, LGL
Mark Clark Managing Director, Equigold

Executive summary — Ross Garnaut
Merger builds a major global gold producer:
· Diversified portfolio of world class assets, with four producing mines by year end
· Gold production to be >1.2 Moz per year from 2009
· Major resource/reserve base (25 million ounces in reserves)
· Highly prospective exploration tenements and programs in PNG, Australia and the Ivory Coast
· Strong financial and strategic platform for further growth
· Ideally positioned to capture benefits of rising gold price
The combination creates a gold major with diversified production, reduced risk profile, enhanced growth potential and increased value per share

Transaction overview
Merger Terms • 33 LGL shares for every 25 EQI shares (equivalent to ~A$5.33 per Equigold share)
· Represents an attractive premium for Equigold shareholders:
· 24% to the closing price on 19 March, the day prior to the announcement
· 23.5% to the one week VWAP of Equigold shares
· 35.3% to the 90 day VWAP of Equigold shares Structure • Merger unanimously recommended by both Boards
· Implemented by Equigold via a Scheme of Arrangement
· Approximately 2.2 billion LGL shares outstanding upon completion, market capitalisation ~ A$9 billion
· Mutual break fee of A$11.3 million
Conditions • Equigold shareholder vote (75% of shares voted and 50% of shareholders voting)
· Regulatory and Court approval
· Other customary conditions
Ownership • Equigold shareholders will own approximately [13%] of the merged company Board and • Equigold directors have committed to vote in favour of the Scheme for their holdings Management • Equigold Chairman and founder Nick Giorgetta has granted LGL a call option over his 9.4% stake
· Equigold Managing Director Mark Clark and Executive Director Morgan Hart to join LGL executive team

Nick Giorgetta — Equigold Executive Chairman
Exciting step in the growth of Equigold
· Attractive acquisition premium
· Opportunity to participate in the future growth of a strong pure gold company, including LGL’s world class projects at Lihir Island and at Ballarat
· Reduces risk through diversified portfolio of high quality assets
· Scrip for scrip CGT rollover relief
Equigold share price, A$

Continues track record of creating wealth
Equigold recent trading history
· Enhances financial strength, providing access to LGL’s superior balance sheet position and funding capability
· Expedites exploration in Ivory Coast
· Increases leverage to gold price through LGL’s 25 million ounce gold reserves and unhedged production
· Increases liquidity, capital market access

Arthur Hood — CEO LGL
Merger creates significant value for LGL and its shareholders:
· Reduces risk profile through improved diversification, immediately adding cashflows from Mt Rawdon, with Bonikro to be in production by the end of July
· Adds significant growth potential and exploration upside. 15,000 sq klms of exploration tenements in Ivory Coast
· Accretive on key financial metrics
· Adds quality management at Mt Rawdon, Bonikro and Kirkalocka along with a strong exploration team
· Agreed merger enabled thorough due diligence, reducing acquisition risk

Meets LGL stated merger criteria
Accretive Creates shareholder value
Gold Mt Rawdon and Bonikro are pure gold operations Size Provides gold production 200koz per annum Diversification/Risk Diversifies country risk, development risk and income streams Quality Assets Consistent low cost production assets Growth Adds vast exploration potential expected to lead to significant growth in resources and reserves

Diversified global gold producer

Impressive growth profile
Indicative Gold Production (oz, 000)
Bonikro (1) Mt Rawdon Ballarat
Lihir Island
*Contribution post June 2008. (1) 85% of this production is attributable to Equigold

Asset overviews — Lihir Island (LGL)
Lihir Island (LGL)
Location Lihir Island, Papua New Guinea
Ownership 100%
Reserves 254.2Mt @ 2.8g/t Au for 22.9Moz Resources Measured and Indicated: 35.3Moz Inferred: 3.8Moz
CY2007A pdn 700Koz Au
CY2008E pdn 700Koz to 770koz Au
Est. mine life Mining to 2021 and processing until 2032

Well established open pit operation

Realising full potential
World’s fifth largest reserve (22.9 million ounces)
· Achieving record throughputs and gold production
· Geothermal power helping to drive down costs
· Additional expansion projects being advanced
· Annual production ~ 1 million ounces in 2011
· Cash costs to remain below $350/oz long term
· Significant exploration upside

Asset overviews — Ballarat (LGL)
Ballarat Goldfields (LGL)
Location Victoria, Australia Ownership 100%
Resources Indicated: 300 Koz Inferred: 1.2 Moz CY2007A pdn 1089oz Au
CY2008E pdn 40Koz to 50Koz Au
Est. mine life Development based on 20 year mine life at 200Kozpa

Commencing commercial production this year
· To commence commercial production in fourth quarter
· Will produce 200,000 oz per year for 20 years, at a cash cost of ~ $350/oz
· 300,000 oz (indicated) and 1.2 Moz (inferred) resource, with 9 million ounce exploration potential
· Provides meaningful geographic and revenue diversification
· Major growth potential

Mark Clark — Managing Director Equigold
· This is the right deal for shareholders
· Established success story
· Logical next step for Equigold
· Platform for growth for the merged group in the highly prospective West African region

Asset overviews — Mt Rawdon (EQI)
Mt Rawdon (EQI)
Location Queensland, Australia Ownership 100% Reserves 35.5Mt @ 1.0g/t Au for 1.1Moz Resources Measured and Indicated: 1.3 Moz Inferred: 200 Koz
CY2007A pdn 117 Koz Au FY2008E pdn 110 Koz Au Est. mine life ~10 years

Asset overviews — Mt Rawdon (EQI)

Asset overviews — Mt Rawdon (EQI)

Asset overviews — Ivory Coast (EQI)
Bonikro (EQI)
Location Ivory Coast Ownership 85% Reserves 16.0Mt @ 1.8g/t Au for
0.9Moz (100% basis)
Resources Measured and Indicated: 1.1Moz Inferred: 300 Koz
(100% basis) First production July 2008 Est. production ~120 Kozpa Au Est. mine life +8 years @ 2Mtpa

Ivory Coast — Bonikro
· Total capital cost of A$98M
· Expenditure to date:
· Committed A$65M
· Spent A$57M
· Materially on budget
· Current timetable
· Commissioning June 08
· Production July 08
· Expected to produce more than 120,000 ozs per year

Ivory Coast — exploration assets
· Over 15,000 sq km of permits or applications over the prospective Birimian greenstone belts
· 5 drill rigs operating on exploration
· Full range of exploration opportunities:
· Untested anomalies (41)
· >1.0g/t intersections (16)
· Resources (3)
· Reserves (1)

Ivory Coast — exploration assets
Total current resource 1.4Moz
• Inferred resource of 365Koz at Hiré
• Recent assay results
• 21m @ 9.7g/t
• 20m @ 7.2g/t
• 9m @ 10.5g/t
• Drilling underway at Bonikro Deeps
• 17m @ 10.7g/t
• 23m @ 2.6g/t
• 14m @ 3.7g/t
• Drilling completed at Dougbafla East
• 39m @ 2.9g/t
• 37m @ 2.0g/t
• Potential for significant resource
upgrades
Further details of drill results are available from Equigold’s December 2007 quarterly report available on their website at www.equigold.com.au

Impressive growth pipeline
Lihir Island flotation Flotation circuit and geothermal power expansion expansion operating for full year
Producing from July 2008. Boosts production
Bonikro production
by +120 Kozpa
Ballarat production Production to commence in late 2008
Rising to ~200 Kozpa from 2009
Geothermal 20MW geothermal optimisation and
optimising expansion from early 2009
Million Ounce Plant One million ounce expansion to be
Upgrade commissioned in 2011

Increased financial strength
· Ungeared balance sheet
· Combined net cash balance of US$224 million as at 31 December 2007
· Strong, growing operating cashflows and earnings
· Leverage to rising gold price. Minimal hedging —1.2% of reserves
· Combined market capitalisation of approx A$9 billion

Compelling merger
· Creates a major global pure gold producer, with a strong growth profile and competitive cost structure
· Establishes solid platform for profitable growth and increased shareholder returns
· Reduces risk profile by diversifying production sites
· Creates value for shareholders of each company

www.lglgold.com

Appendix One: Merger Timetable
Announcement of Proposed Merger 20 March 2008
Dispatch Scheme Booklet to Euphrates April/May 2008 Shareholders Euphrates Scheme Meeting May/June 2008
Implementation of Merger June 2008

Appendix Two: LGL Resource and Reserves
The Lihir ore body is very large and rich by global standards, with more than 35 million ounces of gold in measured and indicated resources along with 4 million ounces in the inferred resource category.
Within this resource, total reserves are estimated at 23 million ounces (254 million tonnes at a grade of 2.8g/t).

Equigold Resource and Reserves
Within this resource, total reserves are estimated at 2 million ounces (50.2 million tonnes at a grade of 1.2g/t).
Tonnes and Ounces are rounded, rounding errors may occur.
Dalgaranga, Bonikro and Hiré resources and Bonikro reserves are Equigold’s share of these reserves and resources.

Appendix Three
· For further information in relation to the calculation of reserves and resources at LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (http://www.sedar.com).
· The information in this report that relates to Mineral Resources or Ore Reserves at LGL is based on information compiled by Roy Kidd who is a member of the Australian Institute of Geoscientists, and David Grigg who is a member of the Australian Institute of Mining and Metallurgy.
· Roy Kidd is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
· David Grigg is a full time employee of Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
· The information in this report that relates to EQI’s Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr Jordan Luckett. Mr Luckett is a full-time employee of Equigold NL and a member of the Australasian Institute of Mining and Metallurgy. Mr Luckett has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Luckett consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

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